AK

UF 5-16-02

02022429

[UNITED ST]ATES
[SECURITIES AND EXCHA]NGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED PROCESSING SECTION
MAY 14 2002
WASH. D.C. 154

SEC FILE NUMBER
8- 18021

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-00 (MM/DD/YY) AND ENDING 09-30-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WESTERN FINANCIAL CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 B STREET, SUITE 2204
(No. and Street)

SAN DIEGO, CA 92101
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOWARD B. LEVENSON 619.234.3235
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON & CO. CPAs
(Name — *if individual, state last, first, middle name*)

3655 NOBEL DRIVE, SUITE 500, SAN DIEGO, CA 921[2]
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 23 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HOWARD B. LEVENSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTERN FINANCIAL CORPORATION, as of SEPTEMBER 30, 2001, _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Howard B. Levenson
Signature

CHAIRMAN & CHIEF EXECUTIVE OFFICER
Title

Barbara S. Marsden
Notary Public

BARBARA S. MARSDEN
Commission # 1237152
Notary Public - California
San Diego County
My Comm. Expires Oct 9, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTERN FINANCIAL CORPORATION

FINANCIAL STATEMENTS

SEPTEMBER 30, 2001

PETERSON & CO.
CERTIFIED PUBLIC ACCOUNTANTS
A Partnership of Professional Corporations
Richard E. Evans ◆ Thomas J. Brady ◆ Teofilo C. Reynoso ◆ David W. Cortney ◆ James Anthony Ande

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Western Financial Corporation

We have audited the accompanying statements of financial condition of Western Financial Corporation, a California corporation, as of September 30, 2001 and the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Financial Corporation as of September 30, 2001 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson & Co.

PETERSON & CO.

October 16, 2001

3655 Nobel Drive, Suite 500, San Diego, California 92122 ◆ Phone (858) 597-4100 ◆ Fax (858) 597-4111
San Diego ◆ Ramona
E-mail: info@petersonco.com ◆ Web site: www.petersonco.com
Members: American Institute of Certified Public Accountants ◆ California Society of Public Accountants

WESTERN FINANCIAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2001

ASSETS

Current assets		
Cash and cash equivalents	$	62,802
Commissions receivable, net of allowance for doubtful accounts of $0		11,918
Total current assets		74,720
Investments		3,300
Total assets	$	78,020

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities		
Commissions and salaries payable	$	11,979
Total current liabilities		11,979
Long-term liabilities		
Subordinated to claims of general creditors - notes payable to related party		60,000
Total liabilities		71,979
Shareholders' equity:		
Common stock, no par value; 7,500 shares authorized; 3,500 shares issued and outstanding		15,000
Additional paid-in capital		3,354
Accumulated deficit		(12,313)
Total shareholders' equity		6,041
Total liabilities and shareholders' equity	$	78,020

The accompanying notes are an integral part of these financial statements.

WESTERN FINANCIAL CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2001

Revenue		
Commissions and fees	$	590,966
Expenses		
Commissions		491,659
Salaries and wages		17,875
Rent		46,000
Payroll taxes		19,177
Publications and computer services		11,078
Regulatory fees		2,176
Postage and courier services		916
Other		527
Total expenses		589,408
Income from operations		1,558
Other income (expense)		
Interest income		2,710
Interest expense		(6,300)
Total other income (expense)		(3,590)
Loss before provision for income taxes		(2,032)
Provision for income taxes		800
Net loss	$	(2,832)

The accompanying notes are an integral part of these financial statements.

WESTERN FINANCIAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2001

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance, September 30, 2000	3,500	$ 15,000	$ 3,354	$ (9,481)	$ 8,873
Net loss				(2,832)	(2,832)
Balance, September 30, 2001	3,500	$ 15,000	$ 3,354	$ (12,313)	$ 6,041

The accompanying notes are an integral part of these financial statements.

WESTERN FINANCIAL CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED SEPTEMBER 30, 2001

Liabilities subordinated to claims of general creditors - notes payable to related party, October 1, 2000	$	60,000
Increases		-
Decreases		-
Liabilities subordinated to claims of general creditors - notes payable to related party, September 30, 2001	$	60,000

The accompanying notes are an integral part of these financial statements.

WESTERN FINANCIAL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2001

Cash flows from operating activities	
Net loss	$ (2,832)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in commissions receivable	11,296
Decrease in commissions payable	(9,509)
Net cash used in operating activities	(1,045)
Net decrease in cash and cash equivalents	(1,045)
Cash and cash equivalents, beginning of year	63,847
Cash and cash equivalents, end of year	$ 62,802
Supplemental disclosures	
Income taxes paid	$ 800
Interest paid	$ 6,300

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Western Financial Corporation (the "Company") is located in San Diego, California and is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). The Company is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully disclosed basis and perform record keeping functions and consequently, operates under the exemptive provisions of SEC rule 15c3-3k(2)(ii).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Income Taxes

The Company accounts for income taxes pursuant to the asset and liability method which requires deferred tax assets and liabilities to be computed annually for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision or credit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Commission Revenue and Expense Recognition

Commission revenues and related commission expenses are recognized on a settlement date basis.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2001, the Company had net capital of $62,741, which was $12,741 in excess of its minimum required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital at September 30, 2001 was .19 to 1.

The company does not carry customer accounts, nor does it hold customer securities or cash. Therefore it is exempt from Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934.

NOTE 3 – INVESTMENTS

The Company has warrants to purchase 300 shares of the Nasdaq Stock Market, Inc., a Delaware corporation ("Nasdaq"), owned by the National Association of Securities Dealers, Inc., a Delaware non-stock corporation, available to purchase in four tranches. The warrant is stated at cost, which closely approximates its fair value. The warrant is exercisable as follows:

Tranche	Maximum Number of Shares of Common Stock Subject to Exercise	Exercisable On or After 9:00 A.M. New York City Time On	Void After 5:00 P.M. New York City Time On	Exercise Price Per Share of Common Stock
1	300	June 28, 2002	June 27, 2003	$13
2	300	June 30, 2003	June 25, 2004	$14
3	300	June 28, 2004	June 27, 2005	$15
4	300	June 28, 2005	June 27, 2006	$16

NOTE 4 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At September 30, 2001, the Company had four outstanding notes payable to a company that is wholly owned by one of its shareholders. At September 30, 2001, three of the notes had an aggregate carrying value of $52,000, payable at maturity on December 31, 2002 and one note payable had a carrying value of $8,000, payable at maturity on August 31, 2003. Each of the notes payable bear interest payable monthly at 10.5%

The subordinated borrowings are covered by agreements approved by the NASD and, as a result, are available in computing net capital under the SEC's Uniform Net Capital Rule. Accordingly, they may be repaid only if, after giving effect to such repayments, the Company continues to meet such net capital requirements.

NOTE 5 – INCOME TAXES

At September 30, 2001 the Company has a net operating loss carryforward for tax purposes of approximately $10,200, which expires through the year 2020. The Internal Revenue Code contains provisions, which may limit the loss carryforward available if significant changes in shareholder ownership of the Company occur.

Under corporate tax laws in California, minimum state tax is $800. The components of the provision for income taxes are as follows:

Current		
Federal	$	--
State		800
		800
Deferred		
Federal		--
State		--
		--
Provision for income taxes	$	800

The components of the net deferred tax assets are as follows:

Deferred tax assets		
Net operating loss carryforward	$	4,044
Less valuation allowance		(4,044)
Net deferred tax assets	$	--

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company rents its office space from a company owned by one of its principal shareholders under an informal, month-to-month agreement. Rentals vary monthly depending on the underlying operating costs of the facility. Rent expense totaled $46,000 for the year ended September 30, 2001.

The Company also rents computer equipment from a company owned by a related party under an informal, month-to-month agreement. This related party also provided consulting services during the year. Computer expense services totaled $11,000 and consulting services totaled $0 for the year ended September 30, 2001.

WESTERN FINANCIAL CORPORATION
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2001

Net capital		
Total shareholders' equity	$	6,041
Deductions:		
Non marketable securities		(3,300)
Adjusted shareholders' equity		2,741
Liabilities subordinated to claims of general creditors allowable in computation of net capital		60,000
Net capital	$	62,741
Aggregate indebtedness - commissions and salaries payable	$	11,979
Computation of basic net capital requirement:		
Minimum net capital required	$	50,000
Execess net capital	$	12,741
Ratio of aggregate indebtedness to net capital		.19 to 1

No material discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

PETERSON & CO.
CERTIFIED PUBLIC ACCOUNTANTS
A Partnership of Professional Corporations
Richard E. Evans ◆ Thomas J. Brady ◆ Teofilo C. Reynoso ◆ David W. Cortney ◆ James Anthony Ande

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

To the Board of Directors and Shareholders
Western Financial Corporation

In planning and performing our audit of the financial statements and supplemental schedule of Western Financial Corporation for the year ended September 30, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3655 Nobel Drive, Suite 500, San Diego, California 92122 ◆ Phone (858) 597-4100 ◆ Fax (858) 597-4111
San Diego ◆ Ramona
E-mail: info@petersonco.com ◆ Web site: www.petersonco.com
Members: American Institute of Certified Public Accountants ◆ California Society of Public Accountants

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2001 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Peterson & Co.

PETERSON & CO.

October 16, 2001